Exhibit 99.1

Xueda Education Group Announces First Quarter 2011 Financial Results

Net Revenue Increased 64.2% Year-Over-Year

Gross Profit Increased 67.4% Year-Over-Year

Net Income Increased 71.0% Year-Over-Tear

Non-GAAP Net Income Increased 83.9% Year-Over-Year

Total Students Served Increased 54.3% Year-Over-Year

BEIJING, May 13, 2011 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the first quarter of 2011.

First Quarter 2011 Highlights

•                  Total net revenue for the first quarter 2011 increased by 64.2% year-over-year to $50.8 million from $30.9 million for the first quarter of 2010.

•                  Gross profit for the first quarter 2011 increased by 67.4% to $17.2 million from $10.3 million for the first quarter of 2010.

•                  Gross margin increased to 33.9% in the first quarter of 2011 from 33.2% for the first quarter of 2010.

•                  Income from operations in the first quarter of 2011 increased by 58.9% to $5.8 million from $3.7 million for the first quarter of 2010.

•                  Net income for the first quarter of 2011 increased by 71.0% to $5.9 million from $3.4 million for the first quarter of 2010.

•                  Non-GAAP(1) net income for the first quarter of 2011 increased by 83.9% to $6.5 million from $3.5 million for the first quarter of 2010.

•                  Total number of learning centers increased to 218, covering 54 cities, as of the end of the first quarter of 2011, up from 207 centers covering 53 cities as of the end of the previous quarter.

•                  Course hours delivered in the first quarter of 2011 increased by 50.1% year-over-year to 2.2 million hours.

•                  Total number of students served in the first quarter of 2011 increased by 54.3% year-over-year to approximately 56,700.

•                  Average hourly course fee increased to $24.7 in the first quarter of 2011 from $22.5 in the first quarter of 2010.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, commented, “We are very pleased that our first quarter revenues once again exceeded our previously stated guidance for the quarter, as we continue to see strong demand for our differentiated, one-on-one tutoring services and benefit from our strong brand and nationwide network.  We anticipate rapid growth to meet this strong demand, while at the same time we will continue to improve our service quality and brand recognition. Our performance in the first quarter continues to demonstrate that we can improve efficiency while quickly expanding the scale of our operations. Xueda has established a nationwide network, a highly recognized brand and unmatched expertise in the tutoring market, and we intend to leverage these advantages to continue our strong growth.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “In the first quarter of 2011, we saw strong trends in revenue, profits and cash collection, as we recorded robust growth in course hours delivered and students served.

(1)          All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

We continue to balance our growth with good management controls, driving higher operating leverage and profitability.  During the quarter, construction was underway for 15 learning centers, 11 of which opened in the quarter, with the other 4 opened in April.  We are off to a good start in 2011, and I am excited by the opportunities ahead, as we aim to further expand our national footprint and market leadership.”

First quarter 2011 Financial and Operating Results

Total net revenue in the first quarter of 2011 increased by 64.2% to $50.8 million from $30.9 million in the same period of 2010. $14.8 million, or 74.5%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $5.1 million, or 25.5%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the first quarter of 2011.

Cost of revenue increased by 62.7% to $33.6 million in the first quarter of 2011 from $20.7 million in the first quarter of 2010. This increase was primarily due to the increase in teaching staff cost and rental cost as the result of increased course hours delivered, as well as more new learning centers opened compared with a year ago. Cost of revenue as a percentage of net revenue decreased slightly to 66.1% for the first quarter of 2011 from 66.8% for the same period of the prior year.

Gross profit increased by 64.7% to $17.2 million in the first quarter of 2011 from $10.3 million in the first quarter of 2010. Gross margin increased to 33.9% in the first quarter of 2011 from 33.2% a year ago. The increase in gross profit was primarily result of learning centers maturing, resulting in enhanced utilization of the Company’s facilities and teaching staff.

Total operating expenses increased to $11.4 million in the first quarter of 2011 from $6.6 million in the first quarter of 2010. Non-GAAP operating expenses were $10.8 million in the first quarter of 2011, compared to $6.5 million in the first quarter of 2010.

General and administrative expenses in the first quarter of 2011 increased by 81.3% to $6.9 million from $3.8 million for the same period of the prior year. The increase was primarily due to higher professional fees and expanded staff to support the Company’s expanded operations.  General and administrative expenses for this period also included share-based compensation expenses of $0.6 million, as well as expenses relating to the opening and construction of more than 15 new learning centers.

Selling and marketing expenses in the first quarter of 2011 increased by 59.6% to $4.5 million from $2.8 million for the first quarter of 2010. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities and the expansion of the Company’s marketing team and the related office expenses.

Income from operations in the first quarter of 2011 increased by 58.9% to $5.8 million, compared to $3.7 million for the first quarter of 2010.

Income taxes in the first quarter of 2011 increased by 194.6% to $0.8 million, compared to $0.3 million in the first quarter of 2010, as our effective tax rate increased to 11.4% in the first quarter of 2011 from 6.9% for the same period of the prior year.

Net income for the first quarter of 2011 increased by 71.0% to $5.9 million, compared to a net income of $3.4 million from the same period of last year.

Non-GAAP net income for the first quarter of 2011 increased by 83.9% to $6.5 million, compared to non-GAAP net income of $3.5 million for the first quarter of 2010.

Basic net income per ADS in the first quarter of 2011 was $0.09 compared to basic net income per ADS of $0.07 for the first quarter of 2010.  Non-GAAP basic net income per ADS in the first quarter of 2011 was $0.09, compared to non-GAAP net income per ADS of $0.07 for the first quarter of 2010.

Diluted net income per ADS in the first quarter of 2011 was $0.08, compared to diluted net income per ADS of $0.07 for the first quarter of 2010.  Non-GAAP diluted net income per ADS in the first quarter of 2011 was $0.09, compared to non-GAAP diluted net income per ADS of $0.07 for the first quarter of 2010. Each ADS represents two ordinary shares of the Company.

As of March 31, 2011, the Company had cash and cash equivalents plus term deposits totaling $204.9 million, compared to $225.0 million as of December 31, 2010.  Deferred revenues increased to $95.4 million as of March 31, 2011, up from $86.2 million as of December 31, 2010.  Operating cash flow in the first quarter of 2011 was approximately $12.5 million.

Business Outlook

The Company currently expects its net revenue for the second quarter of 2011 to be in the estimated range of $63.6 million to $66.9 million, an increase of approximately 35.4% to 42.5% over the same quarter of the previous year.

The Company reaffirms that it expects its net revenue for the full year of 2011 will be in the estimated range of $222 million to $235 million, an increase of approximately 44.2% to 52.5% compared to the full year of 2010.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP.  For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

The Company will hold a conference call at 8:00 am, Eastern Time, on May 13, 2011, which is 8:00 pm, Beijing Time on May13, 2011, to discuss the first quarter 2011 financial results and answer questions from investors. The dial-in number and passcode for the conference call are as follows:

US Toll Free	+ 1-866-730-5770
US Toll/International:	+ 1-857-350-1594
Hong Kong:	+852-3002-1672
Passcode:	45534184

A telephone replay will become available beginning two hours after the conclusion of the call and will be available through May 20, 2011. The dial-in number and passcode to access the replay are as follows:

United States toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	34658680

Additionally, a live and archived webcast of the conference call will be available at http://ir.xueda.com.

About Xueda Education Group

Xueda Education Group (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 218 learning centers and over 10,100 full-time service professionals, serving customers located in 54 economically developed cities across 27 of China’s 31 provinces and municipalities.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Jeffery Gao, CFO

Tel: +86-10-6427-8899 ext 6678
Email: jefferygao@21edu.com

Three Part Advisors
John Palizza
Tel: +1 281-727-6775

Email: jpalizza@threepa.com

Xueda Education Group

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)

	As of
	March 31, 2011	December 31,2010
Current assets:

Cash and cash equivalents	191,117	211,370

Term deposits	13,744	13,636
Loan to third parties	38,178	7,576
Prepaid expenses and other current assets	14,642	8,398
Amounts due from related parties	42	41

Deferred tax assets	2,419	1,889

Total current assets	260,142	242,910

Property and equipment, net	17,739	15,775

Deferred tax assets	889	659
Rental deposits	2,675	2,391

Goodwill	829	823
Other non-current assets	620	624

Total assets	282,894	263,182

Liabilities, minority interest and shareholders’ equity
Current liabilities:

Deferred income (including deferred income of the consolidated VIE without recourse to the Company of $863 and $nil as of March 31, 2011 and December 31, 2010, respectively)	1,319	—
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $67,371 and $61,161 as of March 31, 2011 and December 31, 2010, respectively)	67,371	61,161
Accrued expenses and other current liabilities (including accrued expense and other current liabilities of the consolidated VIE without recourse to the Company of $11,936 and $10,184 as of March 31, 2011 and December 31, 2010, respectively)	12,696	11,815
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $2,787 and $2,120 as of March 31,2011 and December 31, 2010, respectively)	2,787	2,120
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $1,791 and $1,473 as of March 31,2011 and December 31, 2010, respectively)	2,422	2,374

Total current liabilities	86,595	77,470

Deferred income (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of March 31,2011 and December 31, 2010, respectively)	1,110	—
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $28,007 and $25,020 as of March 31,2011 and December 31, 2010, respectively)	28,007	25,020

Total liabilities	115,712	102,490

Equity:

Ordinary shares	14	14

Additional paid in capital	174,243	173,616
Subscription receivables	(155)	(155)

Statutory reserves	606	523

Accumulated deficits	(6,495)	(12,296)

Accumulated other comprehensive income	(1,031)	(1,010)

Total shareholders’ equity	167,182	160,692

Total liabilities and equity	282,894	263,182

Xueda Education Group

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of shares and per share data)

(unaudited)

	Three Months Ended March 31
	2011	2010
Net revenues	50,794	30,929
Cost of revenues	(33,599)	(20,656)

Gross profit	17,195	10,273

Operating expenses:
General and administrative	(6,912)	(3,813)
Selling and marketing	(4,471)	(2,802)

Total operating expenses	(11,383)	(6,615)

Income from operations	5,812	3,658
Interest income	829	40

Income before income tax expenses	6,641	3,698

Income tax expense	(757)	(257)

Net Income	5,884	3,441

Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	—	(114)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	—	(39)

Net income attributable to Xueda Education Group shareholders	5,884	3,288

Net income per ADS:
Net income attributable to Xueda Education Group shareholders
Basic	0.09	0.07
Diluted	0.08	0.07

Weighted average ADS numbers used in calculating net income per ADS
Basic	69,164,320	34,981,400
Diluted	71,820,195	34,981,400

	Three Months Ended March 31,
	2011	2010
	USD	USD
Share-based compensation expense included in:

Cost of revenues	1	—

Selling and marketing expenses	2	—

General and administrative expenses	624	100

Total	627	100

Xueda Education Group

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the Three Months Ended March 31,
	2011	2010
	USD	USD

Cost of revenues	(33,599)	(20,656)
Share-based compensation expense in cost of revenues	1	—
Non-GAAP cost of revenues	(33,598)	(20,656)

General and administrative expenses	(6,912)	(3,813)
Share-based compensation expense in general and administrative expenses	624	100
Non-GAAP general and administrative expenses	(6,288)	(3,713)

Selling and marketing	(4,471)	(2,802)
Share-based compensation expense in selling and marketing	2	—
Non-GAAP selling and marketing expenses	(4,469)	(2,802)

Total cost of revenues and operating expenses	(44,982)	(27,271)
Share-based compensation expenses	627	100
Non-GAAP cost of revenues and operating expenses	(44,355)	(27,171)

Gross profit	17,195	10,273
Share-based compensation expenses	1	—
Non-GAAP gross profit	17,196	10,273

Income from operations	5,812	3,658
Share-based compensation expenses	627	100
Non-GAAP income from operations	6,439	3,758

Net income:	5,884	3,441
Share-based compensation expenses	627	100
Non-GAAP net income	6,511	3,541